Shareholder Meeting Results

PIMCO New York Municipal Income Fund III


Re election of Alan Rappaport Class I to serve until
the annual meeting for the 2018 fiscal year
Affirmative     Withheld Authority
1129            3
Re election of Hans W Kertess* Class I to serve until
the annual Meeting for the 2018 fiscal year
4741619         267567
Re election of William B Ogden IV Class I to serve
until the annual Meeting for the 2018 fiscal year
4743195         265991

The other members of the Board of Trustees at the time of the meeting namely Messrs James A Jacobson
Bradford K Gallagher John C Maney and Craig A Dawson and Ms Deborah A DeCotis continued to serve as Trustees of the Fund

*Preferred Share Trustee